Sirona Dental Systems, Inc. — Long Island City, NY 11101, USA

VIA EDGAR

Sirona Dental Systems, Inc.
30-30 47th Avenue
Mr. Kevin L. Vaughn	Long Island City
Accounting Branch Chief	NY 11101, USA
United States Securities and Exchange Commission	www.sirona.com
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

April 11, 2013

Re:	Sirona Dental Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 16, 2012
File No. 0-22673

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 28, 2013 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”). For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2012

Notes to the Consolidated Financial Statements, page F-9

Note 17. Commitments and Contingencies, page F-30

1.	We note on page 9 and page 18 that you are dependent upon a limited number of suppliers, which are sole suppliers, for critical components that you use in your imaging segment and which segment produced approximately 35% of your revenues. Please tell us why this vulnerability is not disclosed as required by ASC 275-10-50 in your footnote.

Sirona Dental Systems, Inc. — 30-30 47th Avenue, Suite 500 — Long Island City, NY 11101, USA — Telephone: + 1 718 482-2011 — Telefax: +1 718 937-5962 — E-Mail: contact@sirona.com

United States Securities and Exchange Commission

April 11, 2013

Response:	We respectfully advise the Staff that we have concluded that the Company’s reliance on certain suppliers for key components does not present a vulnerability that is required to be disclosed in the Company’s financial statement footnotes under ASC 275-10-50. In determining the disclosure requirements on concentrations under ASC 275, we considered the following definitions in that standard as guidance: (i) ASC 275-10-50-16 defines vulnerability from concentrations as exposure to a risk of loss that is greater than it would have been had we mitigated the risk through diversification which manifests itself based on the nature of the concentration and varies depending on circumstances, (ii) ASC 275-10-50-16 goes on to require disclosure only if all of the criteria are met which involves vulnerability due to the risk of a near-term, severe impact. “Near term” signifies a period not to exceed one year from the date of the financial statements. An impact is severe when there is a significant financial disruption on the normal functioning of the entity, a threshold higher than a material effect.

We acknowledge that the loss of one of our single-source suppliers could either cause a disruption in our ability to timely deliver certain products, including imaging products, or increase costs. However, “Item 1 – “Manufacturing and Suppliers” in our annual report on Form 10-K provides information on our supplier relationships which we believe is relevant to our analysis of ASC 275 and our conclusion that such relationships do not present a risk of a near-term, severe impact: (i) we have established relationships with approximately 1,550 suppliers, of which we view approximately 210 as “key suppliers”; (ii) we do not believe that we are dependent on one or a small group of suppliers and believe we could locate alternative suppliers, if needed; (iii) we have agreements in place with our suppliers and work closely with them to help ensure the continuity of supplies and use techniques to address the potential disruption of the supply chain, e.g. consignment stock commitments, ownership of tooling used by our suppliers etc.; and (iv) we have not experienced any significant difficulty in the past in obtaining the materials necessary to meet our production needs. Accordingly, in evaluating ASC 275, we concluded that there is not a concentration in the volume of business transacted with any particular supplier, or a concentration in the availability of sources of supply that presented a risk of a near-term, severe impact.

Sirona Dental Systems, Inc. — 30-30 47th Avenue, Suite 500 — Long Island City, NY 11101, USA — Telephone: + 1 718 482-2011 — Telefax: +1 718 937-5962 — E-Mail: contact@sirona.com

United States Securities and Exchange Commission

April 11, 2013

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at (718) 482-2163 or Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Sincerely,

/s/ Jonathan Friedman

Jonathan Friedman General Counsel

cc:	Dennis Hult, Securities and Exchange Commission

Lynn Dicker, Securities and Exchange Commission

Jonathan Friedman, General Counsel, Sirona Dental Systems, Inc.

Steven Suzzan, Fulbright & Jaworski L.L.P.

Sirona Dental Systems, Inc. — 30-30 47th Avenue, Suite 500 — Long Island City, NY 11101, USA — Telephone: + 1 718 482-2011 — Telefax: +1 718 937-5962 — E-Mail: contact@sirona.com